SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of May, 2002

GETTY COPPER CORP.
(Translation of registrant's name into English)

1000 Austin Avenue
Coquitlam, B.C. Canada V3K 3PI
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

GETTY COPPER CORP.

Date May 14, 2002

By: ______
John Lepinski, President ~~CEO~~

GETTY COPPER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Collins Barrow
Chartered Accountants

Suite 800
1030 West Georgia Street
Vancouver, Canada
V6E 3B9

T. 604.685.0564
F. 604.685.2050
email: vancouver@collinsbarrow.com

AUDITORS' REPORT

To the Shareholders of
Getty Copper Corp.

We have audited the balance sheets of Getty Copper Corp. as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its activities and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Collins Barrow

CHARTERED ACCOUNTANTS

Vancouver, Canada
March 13, 2002

GETTY COPPER CORP.

BALANCE SHEETS

(In Canadian Dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and short-term investments	$ 1,436	$ 196,996
Goods and services tax recoverable	6,361	5,386
Prepaid expenses	1,496	7,591
	9,293	209,973
Mineral properties (note 3)	471,508	9,758,432
Capital assets (note 4)	214,370	233,733
	$ 695,171	$ 10,202,138
LIABILITIES		
Current liabilities		
Accounts payable	$ 357,152	$ 278,640
Loan payable (note 5)	114,221	85,900
Current portion of mortgage payable	100,838	1,584
	572,211	366,124
Mortgage payable (note 6)	---	100,566
Future income tax liabilities (note 7)	---	1,773,000
	572,211	2,239,690
SHAREHOLDERS' EQUITY		
Share capital (note 8)	11,805,210	11,805,210
Contributed surplus (note 8)	767,966	767,966
Deficit	(12,450,216)	(4,610,728)
	122,960	7,962,448
	$ 695,171	$ 10,202,138

Approved by the Directors

____________________, Director

____________________, Director

See accompanying notes to the financial statements.

GETTY COPPER CORP.

STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian Dollars)

	Year Ended December 31, 2001	2000	1999
Revenue			
Interest	$ 5,025	$ 4,002	$ 535
Rent	---	---	3,500
	5,025	4,002	4,035
Expenses			
Amortization	7,358	9,722	13,035
General and administrative	192,428	200,997	240,182
	199,786	210,719	253,217
	(194,761)	(206,717)	(249,182)
Provision for impairment of mineral properties (note 3)	(9,417,727)	---	---
Loss for the year before income taxes	(9,612,488)	(206,717)	(249,182)
Future income tax recovery (note 7)	1,773,000	25,000	6,000
Net loss for the year	(7,839,488)	(181,717)	(243,182)
Deficit, beginning of the year	(4,610,728)	(4,429,011)	(4,185,829)
Deficit, end of the year	$(12,450,216)	$ (4,610,728)	$ (4,429,011)

See accompanying notes to the financial statements.

GETTY COPPER CORP.

STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from (used in) operating activities			
Net loss for the year	$ (7,839,488)	$ (181,717)	$ (243,182)
Add: Items not involving cash			
Amortization	7,358	9,722	13,035
Provision for impairment of mineral properties	9,417,727	---	---
Future income tax recovery	(1,773,000)	(25,000)	(6,000)
	(187,403)	(196,995)	(236,147)
Net change in non-cash working capital balances			
Decrease (increase) in goods and services tax recoverable	(975)	(2,544)	2,086
Decrease in prepaid expenses	6,095	---	4,003
Increase in accounts payable	78,512	4,433	125,272
	(103,771)	(195,106)	(104,786)
Cash flows from (used in) financing activities			
Proceeds of loan	28,321	12,200	73,700
Mortgage principal repayments	(1,312)	(62)	(10,960)
Issuance of shares, net of issuance costs	---	396,463	---
	27,009	408,601	62,740
Cash flows used in investing activities			
Exploration costs	(117,433)	(19,280)	(8,419)
Acquisition of capital assets	(1,365)	---	---
	(118,798)	(19,280)	(8,419)
Increase (decrease) in cash during the year	(195,560)	194,215	(50,465)
Cash and short-term investments, beginning of the year	196,996	2,781	53,246
Cash and short-term investments, end of the year	$ 1,436	$ 196,996	$ 2,781

See accompanying notes to the financial statements.

1. General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties. The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the company meeting its commitments to incur exploration and development costs, the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

The company has an urgent need for equity capital and financing for working capital requirements and to fund exploration and development of its mineral properties. The company is not in a position to discharge its liabilities as they became due in the ordinary course of business.

During 2000 the company's shares were suspended from trading on the Toronto Stock Exchange because of non-compliance with certain of the Toronto Stock Exchange's listing standards relating to its level of business activity and the amount of its exploration expenditures.

2. Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern which do not differ from those established in the United States, except as described in note 12. The financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a) Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned. If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount. The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b) Administrative costs

Administrative costs are expensed as incurred.

2. Significant accounting policies - continued

c) Capital assets

Capital assets are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	30%
Computer software	100%
Office equipment	20%
Portable buildings	30%

d) Future income taxes

The company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

e) Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors. Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral properties. The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of capital assets for purposes of calculating amortization.

(In Canadian Dollars)

3. Mineral properties

	2001	2000
Getty Northwest mineral claims		
Acquisition costs	$ 33,210	$ 47,120
Exploration costs	---	1,588,202
	33,210	1,635,322
Getty Central mineral claims, 50% interest		
Acquisition costs	9,300	9,300
Exploration costs	---	53,537
	9,300	62,837
Getty North mineral claims		
Acquisition costs	352,398	352,398
Exploration costs	---	6,124,632
	352,398	6,477,030
Getty South mineral claims, 50% interest		
Acquisition costs	63,300	63,300
Exploration costs	---	789,852
	63,300	853,152
Getty Southwest mineral claims, 50% interest		
Acquisition costs	13,300	13,300
Exploration costs	---	377,327
	13,300	390,627
Transvaal mineral claims, 50% interest		
Exploration costs	---	339,464
	$ 471,508	$ 9,758,432

The exploration costs are comprised of:

	2001	2000
Assay	$ 473,293	$ 466,833
Drilling	4,207,932	4,207,932
Environmental	254,454	225,296
Feasibility study	129,886	121,060
Geology	2,408,409	2,354,302
Metallurgy	228,085	221,340
Other	1,701,758	1,676,251
Provision for impairment	(9,403,817)	---
	$ ---	$ 9,273,014

Capital asset amortization capitalized as exploration costs during 2001 amounted to $13,370 (2000 - $16,337).

(In Canadian Dollars)

3. Mineral properties - continued

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 210 square kilometres.

The Getty Northwest and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak. Once the conditions are met, the company and Robak will enter into a joint venture. If the conditions are not met, the interest in the claims will be returned to Robak.

As of December 31, 2001, the company's expenditures are as follows:

	Expenditures	Commitment
Getty Central	$ 53,673	$ 750,000
Getty South	790,740	5,100,000
Getty Southwest	379,718	1,100,000
	$ 1,224,131	$ 6,950,000

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), a related company, and are subject to a 1-1/2% net smelter royalty. The company has a commitment to spend no less than $525,000 on exploration and development during the six years following the acquisition. Once the condition is met, the company and Genco Resources Inc. will enter into a joint venture. As of December 31, 2001 the company had spent $338,821 on exploration.

The company is pursuing approaches to further develop its mineral properties. Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, during 2001 the company recorded a provision for impairment of its mineral properties in the amount of $9,417,727.

(In Canadian Dollars)

4. Capital assets

	2001		
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 39,602	$ 34,385	$ 5,217
Computer equipment	92,602	78,028	14,574
Computer software	73,935	73,935	---
Office equipment	70,592	47,695	22,897
Portable buildings	12,112	10,901	1,211
Building	178,124	29,975	148,149
Land	22,322	---	22,322
	$ 489,289	$ 274,919	$ 214,370

	2000		
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 39,602	$ 32,149	$ 7,453
Computer equipment	92,602	71,782	20,820
Computer software	73,935	73,935	---
Office equipment	69,227	42,141	27,086
Portable buildings	12,112	10,382	1,730
Building	178,124	23,802	154,322
Land	22,322	---	22,322
	$ 487,924	$ 254,191	$ 233,733

See note 6.

5. Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6. Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on December 31, 2002.

(In Canadian Dollars)

7. Income taxes

Significant components of the company's future income tax assets and liabilities are as follows:

	2001	2000
Tax value of mineral properties in excess of (less than) book value	$ 2,163,000	$ (1,889,000)
Tax value of capital assets in excess of book value	109,000	116,000
	2,272,000	(1,773,000)
Valuation allowance	(2,272,000)	---
	---	(1,773,000)
Net operating loss carryforwards	975,000	1,100,000
Valuation allowance	(975,000)	(1,100,000)
	---	---
Net future income tax liabilities	$ ---	$ (1,773,000)

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:

	2001	2000	1999
Statutory rate	45%	46%	46%
Tax rate change	141	10	---
Unrecognized benefit of current year's losses	(168)	(44)	(44)
Effective rate of tax recovery	18%	12%	2%

At December 31, 2001 the company has $2,461,000 of loss carryforwards available to reduce taxable income for future years.

These losses expire as follows:

2002	$ 229,000
2003	501,000
2004	716,000
2005	397,000
2006	236,000
2007	195,000
2008	187,000
	$ 2,461,000

(In Canadian Dollars)

8. Share capital

	Shares	Amount
Authorized		
Unlimited number of common shares		
Issued		
Balance at January 1, 2000	25,678,323	$ 11,462,747
Shares issued for cash	2,723,990	408,599
Share issue costs		(66,136)
Balance at December 31, 2000 and December 31, 2001	28,402,313	$ 11,805,210

During 2000, the company issued 1,937,323 units consisting of one regular share and a 1/2 share purchase warrant and 786,667 flow-through units consisting of one flow-through share and a 1/2 share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of the company at a price of $0.20 up to November 20, 2002. The flow-through shares are common shares which transfer the tax deductibility of $118,000 of mineral exploration and development expenditures to the investors. At December 31, 2001 warrants for 1,361,995 common shares remain outstanding.

375,000 shares are held in escrow with their release subject to regulatory approval. These shares were issued in 1985 for $3,750. The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange. These policies provide for the release based upon exploration and development expenditures by the company.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration. The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc. The shares were surrendered and cancelled incidental to the company's listing application.

9. Stock options

	2001	2000
Outstanding, January 1		
Number of options	1,045,000	1,230,000
Weighted average exercise price	$ .25	$ .28
Cancelled and expired during year		
Number of options	---	185,000
Weighted average exercise price	$ ---	$ .44
Outstanding, December 31		
Number of options	1,045,000	1,045,000
Weighted average exercise price	$ .25	$ .25

(In Canadian Dollars)

9. Stock options - continued

The stock options outstanding at December 31, 2001 expired on January 29, 2002.

During 2001 the company adopted a share option plan whereby up to 5,600,000 common shares are reserved for issuance under the plan.

The exercise prices of all the options was the fair market value of a common share at the date the options were granted or the exercise price was re-priced.

10. Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

11. Other information

a) Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	2001	2000
Exploration and development costs incurred	$ 7,650	$ 2,250
Accounts payable	$ 176,703	$ 127,931
Expenses		
Consulting fees	$ ---	$ 500
Interest	$ 12,454	$ 5,810
Management fees	$ 30,000	$ 30,000
Professional fees	$ 11,451	$ 6,926
Rent	$ 6,000	$ 6,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b) Financial instruments

The company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted. Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

(In Canadian Dollars)

11. Other information - continued

c) Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d) Statement of cash flows

		2001		2000		1999
Cash used in operating activities includes:						
Interest paid	$	5,514	$	15,393	$	6,425
Interest received	$	5,025	$	4,002	$	535

12. United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with GAAP in the United States. The company is considered to be an exploration stage company under United States GAAP. Differences which materially affect the financial statements are:

a) Short-term investments, mineral property costs, and escrow shares

United States GAAP requires short-term investments with an original maturity beyond three months be treated as investments rather than cash.

United States GAAP require costs related to mineral properties to be charged as an expense as incurred until it is determined that commercially recoverable reserves exist.

Under United States GAAP, when shares are released from escrow, to the extent fair market value exceeds their issuance price, compensation expense is to be recognized. During 1999, 9,216,984 escrow shares with an original cost of $0.01 per share were released when the fair market value was $0.19 per share.

(In Canadian Dollars)

12. United States accounting principles - continued

a) Short-term investments, mineral property costs, and escrow shares - continued

Had the company followed GAAP in the United States, certain items on the statements of operations and deficit would have been reported as follows:

	2001	2000	1999
Net loss under Canadian GAAP	$ (7,839,488)	$ (181,717)	$ (243,182)
Effect of the write-off of mineral properties	9,286,924	(35,617)	(52,026)
Effect of recognizing cost arising on the release of shares from escrow	---	---	(1,659,057)
Effect of the write-off of mineral properties on future income tax recovery	(1,773,000)	(25,000)	(6,000)
Net loss under United States GAAP	(325,564)	(242,334)	(1,960,265)
Deficit, beginning of year under United States GAAP	(16,287,967)	(16,045,633)	(14,085,368)
Deficit, end of year under United States GAAP	$(16,613,531)	$(16,287,967)	$(16,045,633)
Loss per share under United States GAAP	($0.01)	($0.01)	($0.08)

The effect of the differences in accounting under Canadian GAAP and United States GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	December 31, 2001		December 31, 2000	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Current assets	$ 9,293	$ 9,293	$ 209,973	$ 209,973
Mineral properties	471,508	---	9,758,432	---
Capital assets	214,370	214,370	233,733	233,733
	$ 695,171	$ 223,663	$ 10,202,138	$ 443,706
Liabilities	$ 572,211	$ 572,211	$ 2,239,690	$ 466,690
Share capital	11,805,210	13,579,210	11,805,210	13,579,210
Contributed surplus	767,966	2,685,773	767,966	2,685,773
Deficit	(12,450,216)	(16,613,531)	(4,610,728)	(16,287,967)
	$ 695,171	$ 223,663	$ 10,202,138	$ 443,706

(In Canadian Dollars)

12. United States accounting principles - continued

a) Short-term investments, mineral property costs, and escrow shares - continued

Statements of cash flows

	2001		2000		1999	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Cash used in operating activities	$ (103,771)	$ (221,204)	$ (195,106)	$ (214,386)	$ (104,786)	$ (113,206)
Cash from financing activities	$ 27,009	$ 27,009	$ 408,601	$ 408,601	$ 62,740	$ 62,740
Cash from (used in) investing activities	$ (118,798)	$ 127,225	$ (19,280)	$ (128,590)	$ (8,419)	$ ---

b) Income taxes

Under United States GAAP the benefits of assets with tax bases greater than the carrying amount and of tax loss carryforwards are to be recognized as deferred tax assets. To the extent that those benefits may not be realized, a valuation allowance is to be provided for. The company's deferred tax balances would be as follows:

	2001	2000	1999
Deferred tax assets, beginning of the year	$ 3,738,000	$ 3,690,000	$ 3,551,000
Benefit of operating losses, net	24,000	48,000	139,000
Adjustment for reduction in tax rate	(424,000)	---	---
Deferred tax assets, end of the year	3,338,000	3,738,000	3,690,000
Valuation allowance, beginning of the year	3,738,000	3,690,000	3,551,000
Current year's valuation allowance (recovery)	(400,000)	48,000	139,000
Valuation allowance, end of the year	3,338,000	3,738,000	3,690,000
	$ ---	$ ---	$ ---

The company has determined that realization of the future income tax benefits of the tax bases of the mineral properties being greater than the carrying amount and of net operating loss carryforwards is not more likely than not and therefore a valuation allowance has been recorded.

(In Canadian Dollars)

12. United States accounting principles - continued

c) Stock options

Under United States GAAP, granting of stock options to employees and directors or re-pricing stock options may give rise to a charge to income for compensation. For the purposes of this reconciliation from Canadian to United States GAAP the company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby employee and director compensation cost is limited to the excess of the quoted market price at date of grant or re-pricing over the option exercise price and the excess of the quoted market price at December 31st over the quoted market price at the date of re-pricing. Since the exercise price equalled or exceeded the quoted market price at the dates the stock options were granted or re-priced and immediately prior to December 31, 2000 and 2001, there was no compensation cost to be recognized.

	2001	2000	1999
Weighted average grant date fair market value of options granted or re-priced during the year	$ ---	$ ---	$ 38,000

The weighted average grant date fair market value of options granted was determined using the Black-Scholes option pricing model assuming a risk-free interest rate of 6.50% for 1999; an expected volatility of 14% for 1999; and that no dividends would be paid until after the expiry date of the options.

Had the company fully adopted the recommendations of SFAS 123 and valued the options using a fair market value method such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $38,000 in 1999.

	2001	2000	1999
Net loss under United States GAAP	$ (325,564)	$ (242,334)	$ (1,960,265)
Increase in employees' and directors' compensation	---	---	(38,000)
Net loss if SFAS 123 adopted	$ (325,564)	$ (242,334)	$ (1,998,265)
Net loss per share if SFAS 123 adopted	($0.01)	($0.01)	($0.08)

GETTY COPPER CORP.
1000 Austin Avenue
Coquitlam, British Columbia V3K 3P1
Phone: (604)931-3231 Fax: (604)931-2814

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the "Meeting") of Shareholders of **GETTY COPPER CORP.** (the "Corporation") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on June 18, 2002 at 9:30 a.m., local time, for the following purposes:

1. To receive the report of the directors of the Corporation.
2. To receive and consider the consolidated financial statements of the Corporation for its fiscal period ended December 31, 2001 and the report of the auditor thereon.
3. To elect directors of the Corporation for the ensuing year.
4. To appoint an auditor of the Corporation for the ensuing year and to authorize the directors to fix the auditor's remuneration.
5. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Proxy Circular and a copy of the Annual Report of the Corporation for the year ended December 31, 2001 accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report thereon.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management proxy circular.

DATED at Coquitlam, British Columbia, May 14, 2002.

BY ORDER OF THE BOARD

"John B. Lepinski"

John B. Lepinski
President and Chief Executive Officer

GETTY COPPER CORP.
1000 Austin Avenue
Coquitlam, British Columbia, V3K 3P1

MANAGEMENT PROXY CIRCULAR
as at May 1, 2002

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of GETTY COPPER CORP. (the "Corporation") for use at the annual meeting (the "Meeting") of its shareholders to be held on June 18, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer of the Corporation and Secretary and Chief Financial Officer of the Corporation. **A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604)683-3694, by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Corporation at 1500 Royal Centre, P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Corporation either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Management Proxy Circular.

Unregistered shareholders, being persons whose holdings of shares of the Corporation are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see "Exercise of Discretion"). If the unregistered shareholder does not plan to attend the Meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Management Proxy Circular or as instructed by the shareholder's financial intermediary. **An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.**

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. A proxy in the accompanying form will confer discretionary authority on the nominees named therein with respect to

(a) each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of an auditor,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgement.

Voting Shares and Principal Shareholders

As of May 1, 2002 the Corporation had outstanding 28,402,313 fully paid and non-assessable common shares without par value, each carrying the right to one vote.

Only shareholders of record at the close of business on May 14, 2002 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only persons who, as at May 1, 2002, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation carrying the right to vote in all circumstances are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Co. NCI Account P.O. Box 1038, Station A 25 The Esplanade Toronto, Ontario, M5W 1G5	22,880,096 (1)	80.55%
John B. Lepinski 1000 Austin Avenue Coquitlam, British Columbia, V3K 3P1	10,190,900 (1) (2)	35.88%

(1) These shares are held in the names of brokerage clearing houses and management of the Corporation is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in brokerage houses.

(2) 4,660,000 of these shares are held in the name of Masco Capital Inc., 4,210,892 are registered in the name of Robak Industries Ltd. and 562,000 are held in the name of Deborah Resources Ltd. Masco Capital Inc., Robak Industries Ltd. and Deborah Resources Ltd. are companies controlled by John B. Lepinski.

The above information was supplied by Computershare Trust Company of Canada, the Corporation's registrar and transfer agent.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation shall be a minimum of one and a maximum of seven. The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual meeting of the Corporation at which a director is elected, unless the director's office is earlier vacated in accordance with the By-Laws of the Corporation or the provisions of the *Canada Business Corporations Act*.

The following table sets out the names of management's five nominees for election as directors, all offices in the Corporation each now holds, each nominee's municipality of residence and principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 1, 2002.

Name, Position and Municipality of Residence	Occupation, Business or employment(1)	Period a Director of Corporation	Shares Beneficially Owned or Controlled(1)
John B. Lepinski President, Chief Executive Officer and director Coquitlam, B.C.	Businessman; Chief Executive Officer, President and a Director of Getty Copper Corp., Robak Industries Ltd., John B. Pub Ltd., Masco Capital Inc., Deborah Resources Ltd. and Genco Resources Ltd.	June 30, 1992 to date.	10,190,900

Name, Position and Municipality of Residence	Occupation, Business or employment(1)	Period a Director of Corporation	Shares Beneficially Owned or Controlled(1)
Donald R. Willoughby Secretary, Chief Financial Officer and director Vancouver, B.C.	Chartered Accountant, President, D.R. Willoughby Inc., a corporate partner of Cinnamon Jang Willoughby, Chartered Accountants.	June 30, 1992 to date.	540,000
Jean-Jacques Treyvaud Director Beloeil, Quebec	Consultant and financier.	September 18, 1996 to date.	Nil
William J. Cummer Director Calgary, Alberta	Retired Businessman.	September 23, 1985 to date.	125,000
Vittorio A. Preto Director Saanichton, B.C.	Geologist; President, Preto Geological Inc.	May 6, 1997 to date.	50,000

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

As of May 1, 2002, the total beneficial security holdings of the current directors are 10,905,900 shares and 1,045,000 options.

Directors and Officers currently hold 10,905,900 shares which represent approximately 38.4% of the current outstanding shares.

Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

The Corporation does not have an executive committee of its directors. The Corporation has formed an audit committee comprising a majority of unrelated directors. The audit committee comprises William J. Cummer, Jean-Jacques Treyvaud and Donald R. Willoughby. The audit committee has had direct contact with the Corporation's external auditors and has had direct involvement in the preparation of quarterly and annual financial statements. The Corporation has also appointed a committee with a view to reviewing and proposing new nominees to the Board and this committee comprises three outside directors, Messrs. Cummer, Preto and Willoughby.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Corporation, any property acquisitions and significant exploration programs receive the approval of the Board of Directors.

APPOINTMENT OF AUDITOR

Collins Barrow, Chartered Accountants, of 800 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 3B9, will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

The Corporation has one executive officer, namely John B. Lepinski, its President and Chief Executive Officer. During the Corporation's financial year ended December 31, 2001 the aggregate direct remuneration paid or payable to the Corporation's Chief Executive Officer by the Corporation and its subsidiaries, all of whose financial statements are consolidated with those of the Corporation, was nil. The sum of $30,000 was billed by Freeway Properties Inc., a Corporation controlled by Mr. Lepinski, as management fees.

John B. Lepinski, the Corporation's President and Chief Executive Officer, is the "Named Executive Officer" of the Corporation for the purposes of the following disclosure. The compensation paid to the Named Executive Officer during the Corporation's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John B. Lepinski, President and Chief Executive Officer	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	1999	Nil	Nil	Nil	Nil	Nil	Nil	30,000

Long Term Incentive Plan Awards

No long-term incentive plan awards have been made to the Named Executive Officer for the Corporation's most recently completed financial year or at any time.

Share Options

No share options or share appreciation rights were granted to or exercised by the Named Executive Officer during the financial year ended December 31, 2001. The value of the unexercised options held by the Named Executive Officer at December 31, 2001 was nil and all expired on January 29, 2002 unexercised.

No share options and share appreciation rights were amended on behalf of the Named Executive Officer during the financial year ended December 31, 2001.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation and the Named Executive Officer. However, the Corporation is a party to a management contract with Freeway Properties Inc., a corporation controlled by John B. Lepinski, a director and the Named Executive Officer of the Corporation. Freeway Properties Inc. is engaged to perform management services at a cost of $2,500 per month.

Compensation of Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. During the year ended 2001, an accounting firm in which a director of the Corporation is associated charged the Corporation $11,451 for accounting fees (2000 - $6,926) and Vittorio Preto, a director of the Corporation, charged the Corporation $7,650 for geological consulting fees (2000 - 2,250).

No options have been granted to directors since the commencement of the last completed financial year end of the Corporation.

ADDITIONAL CORPORATION INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of the Corporation or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to the Corporation.

Interest of Insiders in Material Transactions

To the knowledge of management of the Corporation, no insider or nominee for election as a director of the Corporation had any interest in any material transaction during the year ended December 31, 2001, or has any interest in any material transaction in the current year, except as disclosed herein.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, director or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Management Contracts

Management services for the Corporation are, to a substantial degree, performed by the senior officers and directors of the Corporation.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of the Corporation.

DATED at Coquitlam, British Columbia, May 14, 2002.

BY ORDER OF THE BOARD

"John B. Lepinski"

John B. Lepinski
President and Chief Executive Officer

2001 REPORT TO SHAREHOLDERS

On behalf of the Board of Directors, it is my pleasure to report on the Company's activities during the past year.

As you are no doubt aware, the resource market and copper prices have continued to languish throughout 2001. However, Getty Copper management continued to seek financing opportunities to complete baseline environmental studies, and leach and assay comparison tests prior to commissioning a full feasibility study for the projected Getty North Mine. In addition, subject to the necessary financing, your Company intends to continue exploration on the Getty South Deposit and on other geological, geophysical and geochemical targets on the Company's Highland Valley Property.

Getty Copper Corp. is pleased to report that Dr. Jim Oliver P.Geo has conducted a 1: 10,0000 scale geological mapping supported with petrographic and lithogeochemical data. A program of grid extension and infill soil sampling was also carried out in October,2001, on the North Valley and Glossie grid areas. As a result of this work Dr. Jim Oliver, P.Geo has recommended a $ 270,000 follow up exploration program for:

(1) high grade structurally controlled copper-silver zones,

(2) stockwork or disseminated porphyry style mineralization, and

(3) screening for potential PGM systems in mafic to ultramafic rocks identified by the detailed geological mapping. The recommended program consists of completion of the 1:10,000 scale geological mapping,grid extension and lithogeochemical,soil and till geochemical surveys , backhoe trenching, and 5000 feet of NQ diamond drilling. The program is also to include a compilation of the large geophysical and geochemical database developed by the 1996 and 1997 programs and its reinterpretation in view of the current 1:10,000 scale geological mapping, once completed.

Getty Copper Corp. is also pleased to announce that mineral speciation studies and petrographic studies were carried out in 2001 by G&T Metallurgical Services Ltd and R.C. Wells ,P.Geo on five samples from the oxidized part of the Getty North Deposit. The principal objective of this work was to identify and quantify the various copper and gangue minerals present in the samples as part of the on-going metallurgical leach tests of the oxide deposit. These studies indicated that secondary(oxide) copper minerals account for the bulk of the copper present in the samples and that calcite contents are generally trace up to a maximum of 1% in one sample.

Finally, Getty Copper Corp. concluded a program of hydrological baseline studies and data collection in the area or the proposed Getty North Oxide Mine and Processing Plant that had been carried out on a continuing basis since 1997 by M.Miles and Associates Ltd.

Getty Copper Corp. also commissioned a Scoping Study by Innovat Limited under the supervision of D.A. Mackie, P.Eng to investigate alternatives to the proposed Heap Leach SX/EW Cathode Copper plant suggested by Bateman Engineering Inc. for the Getty North Oxide Deposit in their Feasibility Outlook report of 1998. The scoping study examined Continuous Vat Leach as an alternative to the SX/EW Heap Leach process and the production of Copper Sulphate Crystals and Copper Powder in addition to Cathode Copper. Based on this preliminary study and cursory market information the production of Copper Sulphate Crystals appears to generate the best economics, Copper Powder second and Cathode Copper third.

The 2001 financial statements reflect a provision for impairment of mineral properties. The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves. In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility study will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

Subject to permitting, a positive feasibility study, and capital financing, Getty plans to develop it's Highland Valley Copper Deposits by optimizing projected copper recoveries to increase the economics of the project through new variation of production technology.

Getty Copper Corp.

Per: "John B. Lepinski"
President

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
GETTY COPPER CORP.	December 31 2001	2002	05	

ISSUER ADDRESS				
1000 Austin Avenue				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Coquitlam	British Columbia	V3K 3P1	604-931-2814	604-931-3231
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
John Lepinski		President, CEO		604-931-3231
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
getty@attglobal.net		www.gettycopper.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
"John Lepinski"	John Lepinski	2002	05	
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
"Donald Willoughby"	Donald Willoughby	2002	05	

GETTY COPPER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

AUDITORS' REPORT

To the Shareholders of
Getty Copper Corp.

We have audited the balance sheets of Getty Copper Corp. as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its activities and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"COLLINS BARROW"

CHARTERED ACCOUNTANTS

Vancouver, Canada
March 13, 2002

GETTY COPPER CORP.

BALANCE SHEETS

(In Canadian Dollars)

ASSETS	December 31, 2001	December 31, 2000
Current assets		
Cash and short-term investments	$ 1,436	$ 196,996
Goods and services tax recoverable	6,361	5,386
Prepaid expenses	1,496	7,591
	9,293	209,973
Mineral properties (note 3)	471,508	9,758,432
Capital assets (note 4)	214,370	233,733
	$ 695,171	$ 10,202,138
LIABILITIES		
Current liabilities		
Accounts payable	$ 357,152	$ 278,640
Loan payable (note 5)	114,221	85,900
Current portion of mortgage payable	100,838	1,584
	572,211	366,124
Mortgage payable (note 6)	---	100,566
Future income tax liabilities (note 7)	---	1,773,000
	572,211	2,239,690
SHAREHOLDERS' EQUITY		
Share capital (note 8)	11,805,210	11,805,210
Contributed surplus (note 8)	767,966	767,966
Deficit	(12,450,216)	(4,610,728)
	122,960	7,962,448
	$ 695,171	$ 10,202,138

Approved by the Directors

"John B. Lepinski", Director

"Donald R. Willoughby", Director

See accompanying notes to the financial statements.

GETTY COPPER CORP.

STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian Dollars)

	Year Ended December 31,		
	2001	2000	1999
Revenue			
Interest	$ 5,025	$ 4,002	$ 535
Rent	---	---	3,500
	5,025	4,002	4,035
Expenses			
Amortization	7,358	9,722	13,035
General and administrative	192,428	200,997	240,182
	199,786	210,719	253,217
	(194,761)	(206,717)	(249,182)
Provision for impairment of mineral properties (note 3)	(9,417,727)	---	---
Loss for the year before income taxes	(9,612,488)	(206,717)	(249,182)
Future income tax recovery (note 7)	1,773,000	25,000	6,000
Net loss for the year	(7,839,488)	(181,717)	(243,182)
Deficit, beginning of the year	(4,610,728)	(4,429,011)	(4,185,829)
Deficit, end of the year	$(12,450,216)	$ (4,610,728)	$ (4,429,011)

See accompanying notes to the financial statements.

GETTY COPPER CORP.

STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from (used in) operating activities			
Net loss for the year	$ (7,839,488)	$ (181,717)	$ (243,182)
Add: Items not involving cash			
Amortization	7,358	9,722	13,035
Provision for impairment of mineral properties	9,417,727	---	---
Future income tax recovery	(1,773,000)	(25,000)	(6,000)
	(187,403)	(196,995)	(236,147)
Net change in non-cash working capital balances			
Decrease (increase) in goods and services tax recoverable	(975)	(2,544)	2,086
Decrease in prepaid expenses	6,095	---	4,003
Increase in accounts payable	78,512	4,433	125,272
	(103,771)	(195,106)	(104,786)
Cash flows from (used in) financing activities			
Proceeds of loan	28,321	12,200	73,700
Mortgage principal repayments	(1,312)	(62)	(10,960)
Issuance of shares, net of issuance costs	---	396,463	---
	27,009	408,601	62,740
Cash flows used in investing activities			
Exploration costs	(117,433)	(19,280)	(8,419)
Acquisition of capital assets	(1,365)	---	---
	(118,798)	(19,280)	(8,419)
Increase (decrease) in cash during the year	(195,560)	194,215	(50,465)
Cash and short-term investments, beginning of the year	196,996	2,781	53,246
Cash and short-term investments, end of the year	$ 1,436	$ 196,996	$ 2,781

See accompanying notes to the financial statements.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

(In Canadian Dollars)

1. General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties. The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the company meeting its commitments to incur exploration and development costs, the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

The company has an urgent need for equity capital and financing for working capital requirements and to fund exploration and development of its mineral properties. The company is not in a position to discharge its liabilities as they became due in the ordinary course of business.

During 2000 the company's shares were suspended from trading on the Toronto Stock Exchange because of non-compliance with certain of the Toronto Stock Exchange's listing standards relating to its level of business activity and the amount of its exploration expenditures.

2. Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern which do not differ from those established in the United States, except as described in note 12. The financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a) Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned. If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount. The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b) Administrative costs

Administrative costs are expensed as incurred.

2. Significant accounting policies - continued

c) Capital assets

Capital assets are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	30%
Computer software	100%
Office equipment	20%
Portable buildings	30%

d) Future income taxes

The company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

e) Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors. Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral properties. The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of capital assets for purposes of calculating amortization.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

(In Canadian Dollars)

3. Mineral properties

	2001	2000
Getty Northwest mineral claims		
Acquisition costs	$ 33,210	$ 47,120
Exploration costs	---	1,588,202
	33,210	1,635,322
Getty Central mineral claims, 50% interest		
Acquisition costs	9,300	9,300
Exploration costs	---	53,537
	9,300	62,837
Getty North mineral claims		
Acquisition costs	352,398	352,398
Exploration costs	---	6,124,632
	352,398	6,477,030
Getty South mineral claims, 50% interest		
Acquisition costs	63,300	63,300
Exploration costs	---	789,852
	63,300	853,152
Getty Southwest mineral claims, 50% interest		
Acquisition costs	13,300	13,300
Exploration costs	---	377,327
	13,300	390,627
Transvaal mineral claims, 50% interest		
Exploration costs	---	339,464
	$ 471,508	$ 9,758,432

The exploration costs are comprised of:

	2001	2000
Assay	$ 473,293	$ 466,833
Drilling	4,207,932	4,207,932
Environmental	254,454	225,296
Feasibility study	129,886	121,060
Geology	2,408,409	2,354,302
Metallurgy	228,085	221,340
Other	1,701,758	1,676,251
Provision for impairment	(9,403,817)	---
	$ ---	$ 9,273,014

Capital asset amortization capitalized as exploration costs during 2001 amounted to $13,370 (2000 - $16,337).

(In Canadian Dollars)

3. Mineral properties - continued

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 210 square kilometres.

The Getty Northwest and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak. Once the conditions are met, the company and Robak will enter into a joint venture. If the conditions are not met, the interest in the claims will be returned to Robak.

As of December 31, 2001, the company's expenditures are as follows:

	Expenditures	Commitment
Getty Central	$ 53,673	$ 750,000
Getty South	790,740	5,100,000
Getty Southwest	379,718	1,100,000
	$ 1,224,131	$ 6,950,000

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), a related company, and are subject to a 1-1/2% net smelter royalty. The company has a commitment to spend no less than $525,000 on exploration and development during the six years following the acquisition. Once the condition is met, the company and Genco Resources Inc. will enter into a joint venture. As of December 31, 2001 the company had spent $338,821 on exploration.

The company is pursuing approaches to further develop its mineral properties. Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, during 2001 the company recorded a provision for impairment of its mineral properties in the amount of $9,417,727.

(In Canadian Dollars)

4. Capital assets

	2001		
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 39,602	$ 34,385	$ 5,217
Computer equipment	92,602	78,028	14,574
Computer software	73,935	73,935	---
Office equipment	70,592	47,695	22,897
Portable buildings	12,112	10,901	1,211
Building	178,124	29,975	148,149
Land	22,322	---	22,322
	$ 489,289	$ 274,919	$ 214,370

	2000		
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 39,602	$ 32,149	$ 7,453
Computer equipment	92,602	71,782	20,820
Computer software	73,935	73,935	---
Office equipment	69,227	42,141	27,086
Portable buildings	12,112	10,382	1,730
Building	178,124	23,802	154,322
Land	22,322	---	22,322
	$ 487,924	$ 254,191	$ 233,733

See note 6.

5. Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6. Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on December 31, 2002.

(In Canadian Dollars)

7. Income taxes

Significant components of the company's future income tax assets and liabilities are as follows:

	2001	2000
Tax value of mineral properties in excess of (less than) book value	$ 2,163,000	$ (1,889,000)
Tax value of capital assets in excess of book value	109,000	116,000
	2,272,000	(1,773,000)
Valuation allowance	(2,272,000)	---
	---	(1,773,000)
Net operating loss carryforwards	975,000	1,100,000
Valuation allowance	(975,000)	(1,100,000)
	---	---
Net future income tax liabilities	$ ---	$ (1,773,000)

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:

	2001	2000	1999
Statutory rate	45%	46%	46%
Tax rate change	141	10	---
Unrecognized benefit of current year's losses	(168)	(44)	(44)
Effective rate of tax recovery	18%	12%	2%

At December 31, 2001 the company has $2,461,000 of loss carryforwards available to reduce taxable income for future years.

These losses expire as follows:

2002	$ 229,000
2003	501,000
2004	716,000
2005	397,000
2006	236,000
2007	195,000
2008	187,000
	$ 2,461,000

(In Canadian Dollars)

8. Share capital

	Shares	Amount
Authorized		
Unlimited number of common shares		
Issued		
Balance at January 1, 2000	25,678,323	$ 11,462,747
Shares issued for cash	2,723,990	408,599
Share issue costs		(66,136)
Balance at December 31, 2000 and December 31, 2001	28,402,313	$ 11,805,210

During 2000, the company issued 1,937,323 units consisting of one regular share and a 1/2 share purchase warrant and 786,667 flow-through units consisting of one flow-through share and a 1/2 share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of the company at a price of $0.20 up to November 20, 2002. The flow-through shares are common shares which transfer the tax deductibility of $118,000 of mineral exploration and development expenditures to the investors. At December 31, 2001 warrants for 1,361,995 common shares remain outstanding.

375,000 shares are held in escrow with their release subject to regulatory approval. These shares were issued in 1985 for $3,750. The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange. These policies provide for the release based upon exploration and development expenditures by the company.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration. The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc. The shares were surrendered and cancelled incidental to the company's listing application.

9. Stock options

	2001	2000
Outstanding, January 1		
Number of options	1,045,000	1,230,000
Weighted average exercise price	$ .25	$ .28
Cancelled and expired during year		
Number of options	---	185,000
Weighted average exercise price	$ ---	$ .44
Outstanding, December 31		
Number of options	1,045,000	1,045,000
Weighted average exercise price	$ .25	$ .25

(In Canadian Dollars)

9. Stock options - continued

The stock options outstanding at December 31, 2001 expired on January 29, 2002.

During 2001 the company adopted a share option plan whereby up to 5,600,000 common shares are reserved for issuance under the plan.

The exercise prices of all the options was the fair market value of a common share at the date the options were granted or the exercise price was re-priced.

10. Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

11. Other information

a) Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	2001	2000
Exploration and development costs incurred	$ 7,650	$ 2,250
Accounts payable	$ 176,703	$ 127,931
Expenses		
Consulting fees	$ ---	$ 500
Interest	$ 12,454	$ 5,810
Management fees	$ 30,000	$ 30,000
Professional fees	$ 11,451	$ 6,926
Rent	$ 6,000	$ 6,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b) Financial instruments

The company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted. Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

(In Canadian Dollars)

11. Other information - continued

c) Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d) Statement of cash flows

		2001		2000		1999
Cash used in operating activities includes:						
Interest paid	$	5,514	$	15,393	$	6,425
Interest received	$	5,025	$	4,002	$	535

12. United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with GAAP in the United States. The company is considered to be an exploration stage company under United States GAAP. Differences which materially affect the financial statements are:

a) Short-term investments, mineral property costs, and escrow shares

United States GAAP requires short-term investments with an original maturity beyond three months be treated as investments rather than cash.

United States GAAP require costs related to mineral properties to be charged as an expense as incurred until it is determined that commercially recoverable reserves exist.

Under United States GAAP, when shares are released from escrow, to the extent fair market value exceeds their issuance price, compensation expense is to be recognized. During 1999, 9,216,984 escrow shares with an original cost of $0.01 per share were released when the fair market value was $0.19 per share.

(In Canadian Dollars)

12. United States accounting principles - continued

a) Short-term investments, mineral property costs, and escrow shares - continued

Had the company followed GAAP in the United States, certain items on the statements of operations and deficit would have been reported as follows:

	2001	2000	1999
Net loss under Canadian GAAP	$ (7,839,488)	$ (181,717)	$ (243,182)
Effect of the write-off of mineral properties	9,286,924	(35,617)	(52,026)
Effect of recognizing cost arising on the release of shares from escrow	---	---	(1,659,057)
Effect of the write-off of mineral properties on future income tax recovery	(1,773,000)	(25,000)	(6,000)
Net loss under United States GAAP	(325,564)	(242,334)	(1,960,265)
Deficit, beginning of year under United States GAAP	(16,287,967)	(16,045,633)	(14,085,368)
Deficit, end of year under United States GAAP	$(16,613,531)	$(16,287,967)	$(16,045,633)
Loss per share under United States GAAP	($0.01)	($0.01)	($0.08)

The effect of the differences in accounting under Canadian GAAP and United States GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	December 31, 2001		December 31, 2000	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Current assets	$ 9,293	$ 9,293	$ 209,973	$ 209,973
Mineral properties	471,508	---	9,758,432	---
Capital assets	214,370	214,370	233,733	233,733
	$ 695,171	$ 223,663	$ 10,202,138	$ 443,706
Liabilities	$ 572,211	$ 572,211	$ 2,239,690	$ 466,690
Share capital	11,805,210	13,579,210	11,805,210	13,579,210
Contributed surplus	767,966	2,685,773	767,966	2,685,773
Deficit	(12,450,216)	(16,613,531)	(4,610,728)	(16,287,967)
	$ 695,171	$ 223,663	$ 10,202,138	$ 443,706

(In Canadian Dollars)

12. United States accounting principles - continued

a) Short-term investments, mineral property costs, and escrow shares - continued

Statements of cash flows

	2001		2000		1999	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Cash used in operating activities	$ (103,771)	$ (221,204)	$ (195,106)	$ (214,386)	$ (104,786)	$ (113,206)
Cash from financing activities	$ 27,009	$ 27,009	$ 408,601	$ 408,601	$ 62,740	$ 62,740
Cash from (used in) investing activities	$ (118,798)	$ 127,225	$ (19,280)	$ (128,590)	$ (8,419)	$ ---

b) Income taxes

Under United States GAAP the benefits of assets with tax bases greater than the carrying amount and of tax loss carryforwards are to be recognized as deferred tax assets. To the extent that those benefits may not be realized, a valuation allowance is to be provided for. The company's deferred tax balances would be as follows:

	2001	2000	1999
Deferred tax assets, beginning of the year	$ 3,738,000	$ 3,690,000	$ 3,551,000
Benefit of operating losses, net	24,000	48,000	139,000
Adjustment for reduction in tax rate	(424,000)	---	---
Deferred tax assets, end of the year	3,338,000	3,738,000	3,690,000
Valuation allowance, beginning of the year	3,738,000	3,690,000	3,551,000
Current year's valuation allowance (recovery)	(400,000)	48,000	139,000
Valuation allowance, end of the year	3,338,000	3,738,000	3,690,000
	$ ---	$ ---	$ ---

The company has determined that realization of the future income tax benefits of the tax bases of the mineral properties being greater than the carrying amount and of net operating loss carryforwards is not more likely than not and therefore a valuation allowance has been recorded.

(In Canadian Dollars)

12. United States accounting principles - continued

c) Stock options

Under United States GAAP, granting of stock options to employees and directors or re-pricing stock options may give rise to a charge to income for compensation. For the purposes of this reconciliation from Canadian to United States GAAP the company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby employee and director compensation cost is limited to the excess of the quoted market price at date of grant or re-pricing over the option exercise price and the excess of the quoted market price at December 31st over the quoted market price at the date of re-pricing. Since the exercise price equalled or exceeded the quoted market price at the dates the stock options were granted or re-priced and immediately prior to December 31, 2000 and 2001, there was no compensation cost to be recognized.

	2001	2000	1999
Weighted average grant date fair market value of options granted or re-priced during the year	$ ---	$ ---	$ 38,000

The weighted average grant date fair market value of options granted was determined using the Black-Scholes option pricing model assuming a risk-free interest rate of 6.50% for 1999; an expected volatility of 14% for 1999; and that no dividends would be paid until after the expiry date of the options.

Had the company fully adopted the recommendations of SFAS 123 and valued the options using a fair market value method such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $38,000 in 1999.

	2001	2000	1999
Net loss under United States GAAP	$ (325,564)	$ (242,334)	$ (1,960,265)
Increase in employees' and directors' compensation	---	---	(38,000)
Net loss if SFAS 123 adopted	$ (325,564)	$ (242,334)	$ (1,998,265)
Net loss per share if SFAS 123 adopted	($0.01)	($0.01)	($0.08)

GETTY COPPER CORP.
FOR THE YEAR ENDED DECEMBER 31, 2001
SCHEDULE B

1. Exploration and development costs:

   Refer to Note 4 to the financial statements

   Included in the General Administrative Expenses as Professional Fees are:
   For the Year Ended December 31, 2001 Legal $25,664, Accounting and audit$26,445
   For the Year Ended December 31, 2000 Legal $26,546 Accounting and audit $16,426, Consulting $ 500

   For the Three Months ended December 31, 2001 Legal $12,443 Accounting $13,672
   For the Three Months Ended December 31, 2000 Legal $11,323 Accounting $10,942

2. General and administrative expenses:

   Refer to the statement of loss and deficit for the Year Ended December 31, 2001 and Note 11 to the financial statements.

3. a) Securities issued during the quarter:
   None (refer to Note 8 to the financial statements)

   b) Options granted during the quarter:
   None (refer to note 8 to the financial statements)

   c) Authorized and issued share capital:
   Refer to Note 8 to the financial statements

   d) Options, warrants and convertible securities outstanding:
   Refer to Note 9 to the financial statements

   e) Shares in escrow or subject to pooling:
   Refer to Note 8 to the financial statements

4. List of Directors:

   William J. Cummer
   John B. Lepinski, President, CEO
   Jean-Jacques Treyvaud
   Vic Preto
   Don Willoughby, Secretary, CFO

GETTY COPPER CORP.
FOR THE YEAR ENDED DECEMBER 31, 2001
SCHEDULE C
MANAGEMENT DISCUSSION

The Company is a natural resource company engaged in the acquisition and exploration of natural resource properties. Since 1993, Getty Copper Corp. has been conducting aggressive exploration of its 212 km^2 , Highland Valley, B.C. mineral property. which adjoins the huge copper-molybdenum mining and milling operation of the Highland Valley Copper. The Company continues to seek additional properties worthy of exploration and development. The Company has focused it s efforts on the exploration for copper on the Getty Copper Project, located in the Highland Valley area of the Kamloops Mining Division, British Columbia, Canada. From 1995 to 1998, the Company engaged in the exploration of these mineral resource properties, including a pre-feasibility study by Bateman Engineering, whereby they concluded that "an economic mineable reserve exists in the Getty North Copper Deposit." Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

The Company has no mineral producing properties at this time and receives no revenues from production. All of the company's properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During the year ending December 31, 2001 no additional assets were purchased and no claims have been abandoned. Administrative expenses to date have remained similar to the previous year.

During October 2001 a 1:10,000 scale geological map was constructed over portions of Getty Copper's Highland Valley property. Geological data was supported with petrographic and lithogeochemical data. An infill geochemical program was also implemented to clarify the nature of previous geochemical surveys. Geophysical data was also re-interpreted within the 2001 geological framework. The results of these programs may be summarized:

i. Heavy surficial cover, including both boulder and sandy tills covers much of the property. Ice transport direction is from the north to south. Any geochemical anomalies will have bedrock sources which lie to the north of the till or soil anomaly, and may be significantly muted.

ii. Bleached white, silicified, fine grained quartz porphyritic dyke rocks noted in the south western map area are not significantly mineralized.

iii. A large metasomatically altered metavolcanic roof pendants, with prograde skarn assemblages, underlies much of the magnetic and IP anomalies forming the North Valley anomaly.

iv. At least five north trending intrusive phases are noted within the map area. Rock composition varies from gabbro-diorites to granites. One of these phases, gabbros, may be permissive hosts to PGM mineralization. Disseminated and stockwork controlled mineralization is noted in the granodiorite rocks along the eastern portion of the property, in a area of extensive drift cover.

v. A Eocene volcanic centre was mapped in the southeastern property area.

vi. Large fault structures, the North Valley Fault, Glossie Fault and North Glossie Fault, have been mapped on the property. Two of these structures, the North Glossie and Glossie Faults, are associated with structurally controlled copper-silver vein systems. Mineralization within these structures occurs within well defined veins and quartz-carbonate replacements and within clay altered and bleached rocks in the footwall and hangingwall to these structural zones. The full width of these structurally controlled zones has not been determined. Copper values ranging from

Management Discussion Cont…

1.81 to 4.18% Cu have been obtained from 1.2 m wide shear hosted veins within the core of the fault. These veins carry up to 5.6 ppm Ag. Rock samples from the footwall of the Glossie fault, external to the central veins in a "cryptic" mineralized zone carry 2.16% Cu and 11.8 g/t Ag over indeterminant widths.

vii. The surface expression of these structurally controlled fault systems are often highly recessive but, based on an initial geochemical orientation survey, are traceable in B horizon soils.

vi. A $270,000 follow-up work program for the exploration of (1) high grade structurally controlled copper-silver zones (2) stockwork or disseminated porphyry style mineralization and (3) screening for potential PGM systems in mafic to ultramafic rocks is recommended.

During the year ended December 31, 2001 the Company carried out further water and environmental studies as well as geological, assaying and metallurgy reviews in the amount of $112,168.

The company has curtailed exploration activity and administrative expenses until management's efforts to raise financing are completed. During the year ended December 31, 2001 the Company's working capital deficiency increased by $406,767 from December 31, 2000 due to the spending in 2001 of the funds raised through the November 14, 2000 private placement. Whereby the Company issued 1,937,323 units consisting of one regular share and a ½ warrant and 786,667 flow through units, consisting of one flow through share and a ½ warrant. This financing raised $408,598.50, of which $118,000.05 is flow through. This private placement increased the company's share capital by $408,599. Getty Copper management continues to seek financing opportunities to raise money to complete baseline environmental studies and leach and assay comparison tests which are a pre-requisite for a feasibility study for Getty North property.

The 2001 financial statements reflect a provision for impairment of mineral properties. The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves. In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

Other than dissemination of press releases to the media, interested shareholders, investors and brokers, there were no investor relations activities undertaken by the Company.

The company's management remains committed to the development of the company's Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing. We are optimistic that in the year 2002 and beyond we will see a return to better conditions in the resource industry in British Columbia.